                                                Filed pursuant to Rule 424(b)(5)
                                                Registration No. 333-37603


           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 24, 1997

                                  $200,000,000

                              KNIGHT-RIDDER, INC.

                 $100,000,000 6.625% NOTES DUE NOVEMBER 1, 2007

               $100,000,000 7.15% DEBENTURES DUE NOVEMBER 1, 2027

                            ------------------------

     Interest on the Notes and Debentures is payable on November 1 and May 1 of each year, commencing May 1, 1998. The Notes and Debentures are redeemable, in whole or in part, at any time at the option of the Company at redemption prices equal to the greater of (i) 100% of the principal amount of such Notes and/or Debentures or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus in each case accrued interest thereon to the date of redemption. The Notes and Debentures will not be subject to any sinking fund. The Notes and Debentures will each be represented by one or more Global Notes registered in the name of the nominee of DTC. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its Participants. Except as described herein, Notes and Debentures in definitive form will not be issued. The Notes and Debentures will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of Notes and Debentures".
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                  INITIAL PUBLIC
                                                     OFFERING        UNDERWRITING      PROCEEDS TO
                                                     PRICE(1)        DISCOUNT(2)      COMPANY(1)(3)
                                                  --------------     ------------     -------------
Per Note........................................     99.926%           .650%            99.276%
Total...........................................   $99,926,000        $650,000        $99,276,000
Per Debenture...................................     99.619%           .875%            98.744%
Total...........................................   $99,619,000        $875,000        $98,744,000

---------------
(1) Plus accrued interest, if any, from November 1, 1997.
(2) The Company has agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deduction of expenses payable by the Company estimated at $300,000.
                            ------------------------

     The Notes and Debentures offered hereby are offered by Goldman, Sachs & Co., as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes and Debentures will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about November 4, 1997, against payment therefor in immediately available funds.

                              GOLDMAN, SACHS & CO.
                            ------------------------

          The date of this Prospectus Supplement is October 30, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING, INCLUDING GOLDMAN, SACHS & CO., MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES AND DEBENTURES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. SUCH ACTIVITIES MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                           FORWARD LOOKING STATEMENTS

     Certain statements made in or incorporated by reference into this Prospectus Supplement and Prospectus relating to plans, conditions, objectives, and economic performance go beyond historical information and may provide an indication of future financial condition or results of operations. To that extent, they are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and each of them is therefore subject to risks, uncertainties, and assumptions that could cause actual results to differ from those in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

                                  THE COMPANY

     The Company is an information, advertising and communications company primarily engaged in newspaper publishing in the United States. The Company is also involved in newsprint manufacturing through two partnerships. In addition, although the Company also provides archival information services, the Company has entered into an agreement to sell this business thereby enabling the Company to focus on its core newspaper business. See "Recent Developments".

     The Company publishes 36 daily newspapers, including the San Jose Mercury News, The Miami Herald, The Philadelphia Inquirer and Philadelphia Daily News, the Detroit Free Press, the Kansas City Star and the Ft. Worth Star-Telegram, and has daily newspaper printing plants in 36 cities located in 17 states. News, advertising and other information from the Company reach more than 9.8 million readers daily and 13.4 million readers on Sunday, and the Company's internet services receive more than 400,000 page views per day. Its newspapers are dedicated to serving their respective communities with high quality and independent journalism. The Company has won 64 Pulitzer prizes, including 20 in the past ten years.

                              RECENT DEVELOPMENTS

     The Company has changed its focus over the last two years to concentrate on its core newspaper business. Since October 1995, the Company has purchased several newspapers and moved to sell substantially all of its non-newspaper holdings and several non-strategic newspapers in non-core markets. The Company is using the sale proceeds from such asset sales to pay down debt and repurchase Common Stock.

     - In October 1995, the Company purchased a group of daily newspapers now known as Contra Costa Newspapers, Inc. ("Contra Costa") in the East Bay area of Northern California near the headquarters of the Company's San Jose newspaper for approximately $360 million.

     - In April 1995, the Company sold the Journal of Commerce for approximately $115 million.

     - In July 1996, the Company sold Knight-Ridder Financial, Inc. for approximately $275 million.

     - In January 1997, the Company sold its interest in all but one of its cable systems to Tele-Communications, Inc., the joint owner of these systems, for approximately $370 million.

     - In May 1997, the Company acquired four newspapers located in Belleville, Illinois, Kansas City, Missouri, Wilkes-Barre, Pennsylvania and Fort Worth/Arlington, Texas from The Walt Disney Company ("Disney") for 1,754,930 shares of the Company's Series B Preferred Stock, which are convertible into 17,549,300 shares of its Common Stock. In addition, at the time of the acquisition, the acquired newspapers had approximately $990 million of bank debt which was subsequently guaranteed by the Company.

     - On June 20, 1997, the Company announced its plans to sell five of its smaller newspapers that operate in highly competitive markets: The Press-Telegram based in Long Beach, California, The Post-Tribune based in Gary, Indiana and a package of three other papers made up of The News based in Boca Raton, Florida, The Union-Recorder based in Milledgeville, Georgia, and The Newberry Observer based in Newberry, South Carolina. In October 1997, the Company entered into agreements (i) to sell The Post-Tribune to Hollinger International, Inc. and (ii) to sell The News to Community Newspaper Holdings, Inc. ("Community Newspaper Holdings") and to exchange The Union-Recorder and The Newberry Observer for The Daily Sun in Warner Robins, Georgia, and one weekly newspaper and a shopper owned by Community Newspaper Holdings. The Company hopes to complete the sale of all of these newspaper properties by early 1998.

     - In August 1997, the Company and The E.W. Scripps Company ("Scripps") exchanged the Company's Daily Camera in Boulder, Colorado for two Scripps newspapers in California, The Monterey County Herald and the Telegram-Tribune in San Luis Obispo, increasing the Company's presence in central and northern California.

     - The Company has entered into an agreement dated October 1, 1997 to sell Knight-Ridder Information, Inc. ("KRII"), the archival information services subsidiary of its Business Information Services ("BIS") Division and largest non-newspaper asset, to M.A.I.D plc ("M.A.I.D"), a London-based supplier of business information to business professionals worldwide, for approximately $420 million. Consummation of this sale is subject to the satisfaction of certain conditions including approval by the stockholders of M.A.I.D, the admission by the London Stock Exchange of M.A.I.D shares to be issued in connection with the transaction and the receipt by M.A.I.D of funds under its debt and equity financing arrangements to pay the purchase price. It is anticipated that this transaction will be consummated in November 1997.

     The Company has improved performance in its newspaper division, as evidenced by an increase of operating margins from 12.5% in 1995 to 16.0% in 1996.

THIRD QUARTER FINANCIAL PERFORMANCE

     In the third quarter of 1997, the Company reported earnings of $.69 per share, including a $.23 per share gain on the newspaper swap with Scripps. Excluding that gain, the Company earned $.46 per share, up 12.2% from the $.41 earnings per share reported on continuing operations in the third quarter of 1996. For the first nine months of 1997, earnings per share, also excluding one-time gains, were $1.58, up from $1.06 for the first nine months of 1996.

     The Company's net income from continuing operations for the third quarter of 1997 was $74.0 million, an increase of $34.3 million, or 86.4%, from the same period in 1996. Excluding the gain on the Scripps swap, net income from continuing operations for the third quarter of 1997 increased $9.8 million or 24.7%. During the third quarter of 1997, total operating revenue rose 29.8% to $755.4 million and operating income rose $34.4 million or 46.1% as a result of strong advertising revenue and lower newsprint costs.

     On a pro forma basis, giving effect to the acquisition of the four Disney newspapers and the Scripps exchange as if they had occured on January 1, 1996, the Company's operating revenue for the third quarter of 1997 increased 6.7% over the third quarter of 1996 and operating profit was up $13.2 million or 14.0% over the same period in 1996.

STOCK REPURCHASE PROGRAM

     The Company has continued its stock repurchase program during 1997. The Company has repurchased approximately 9.3 million shares of its Common Stock through the nine months ended September 28, 1997 and plans to continue its repurchase program through the first quarter of 1998. During 1997 and through the first quarter of 1998 the Company expects to repurchase at least 15 million shares of its Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes and Debentures will be used to reduce commercial paper borrowings and for general corporate purposes. The commercial paper bears interest at rates ranging from 5.70% to 5.62% with maturities to January 14, 1998.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as at June 29, 1997 and as adjusted to give effect to the sale of the Notes and the Debentures offered hereby and the initial application of the net proceeds therefrom. See "Use of Proceeds".

                                                                          JUNE 29, 1997
                                                                    --------------------------
                                                                      ACTUAL       AS ADJUSTED
                                                                    ----------     -----------
                                                                          (IN THOUSANDS)
LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS:
  Commercial paper................................................  $  379,280     $   181,560
  6.3% Senior Notes maturing December 2005........................     100,000         100,000
  6.625% Notes due November 2007..................................          --         100,000
  9.875% Debentures due April 2009................................     200,000         200,000
  7.15% Debentures due November 2027..............................          --         100,000
  Notes payable to banks due September 1999(1)....................     990,000         990,000
  Other long-term obligations at 8.5%, net of current portion.....     160,000         160,000
                                                                    ----------      ----------
          Total long-term debt and other long-term obligations....  $1,829,280     $ 1,831,560
                                                                    ==========      ==========
SHAREHOLDERS' EQUITY:
  Series A Preferred Stock ($1 par value, 1,500,000 shares
     authorized, none issued).....................................          --              --
  Series B Preferred Stock ($1 par value, 2,000,000 shares
     authorized, 1,754,930 issued)................................       1,755           1,755
  Common Stock ($.02 1/12 par value, 250,000,000 shares
     authorized; 88,007,596 issued)(2)............................       1,833           1,833
  Additional capital..............................................     942,800         942,800
  Retained earnings...............................................     813,780         813,780
  Unrealized gain on investments..................................       3,510           3,510
                                                                    ----------      ----------
          Total shareholders' equity..............................   1,763,678       1,763,678
                                                                    ----------      ----------
               Total capitalization...............................  $3,592,958     $ 3,595,238
                                                                    ==========      ==========

---------------
(1) Bears interest at the London Interbank Offered Rate plus 27.5 basis points which at June 29, 1997 was 5.96%.

(2) Excludes approximately (i) 9,636,041 shares of Common Stock reserved for issuance under the Company's stock option and stock purchase plans, of which 5,976,383 shares were subject to outstanding options at June 29, 1997 and
    (ii) 17,549,300 shares of Common Stock issuable upon conversion of the Series B Preferred Stock.

                         SELECTED FINANCIAL INFORMATION

     The following selected financial information has been derived from the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1996, and its Quarterly Report on Form 10-Q for the six months ended June 29, 1997, each of which is available as described under the heading "Incorporation of Certain Documents by Reference" in the Prospectus attached to this Prospectus Supplement and is qualified in its entirety by and should be read in conjunction with the consolidated financial statements, related information, and other financial information set forth therein. The financial data for the six months ended June 30, 1996 and the six months ended June 29, 1997 are derived from financial statements which include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. Operating results for the six months ended June 29, 1997 are not necessarily indicative of results that may be expected for the entire year ending December 28, 1997.

                                                      FISCAL YEAR ENDED                             SIX MONTHS ENDED
                                --------------------------------------------------------------   -----------------------
                                 DEC. 27,     DEC. 26,     DEC. 25,     DEC. 31,     DEC. 29,     JUNE 30,     JUNE 29,
                                   1992         1993         1994         1995         1996         1996         1997
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
Operating Revenue
  Advertising.................. $1,444,144   $1,481,631   $1,583,373   $1,672,970   $1,793,424   $  873,292   $1,000,614
  Circulation..................    460,014      474,420      484,581      495,315      501,826      252,691      266,471
  Other........................     39,932       56,772       80,530       97,053       97,839       48,878       57,208
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Total Operating Revenue........ $1,944,090   $2,012,823   $2,148,484   $2,265,338   $2,393,089   $1,174,861   $1,324,293
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
Total Operating Income......... $  256,442   $  261,452   $  309,390   $  229,659   $  334,652   $  128,611   $  235,814
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
Income from Continuing
  Operations................... $  135,456   $  136,755   $  159,883   $  110,710   $  186,276   $   64,604   $  236,768
Net gain on sale of
  discontinued BIS
  operations(1)(3).............                                            53,765       86,255
Income/(Loss) from discontinued
  BIS operations(1)............     10,630       11,334       11,017        2,907       (4,658)       1,266         (738)
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before cumulative effect
  of changes in accounting
  principles...................    146,086      148,089      170,900      167,382      267,873       65,870      236,030
Cumulative effect of changes in
  accounting principles........   (105,200)                                (7,320)
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income(3).................. $   40,886   $  148,089   $  170,900   $  160,062   $  267,873   $   65,870   $  236,030
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========

---------------
Continued.

                                                      FISCAL YEAR ENDED                             SIX MONTHS ENDED
                                --------------------------------------------------------------   -----------------------
                                 DEC. 27,     DEC. 26,     DEC. 25,     DEC. 31,     DEC. 29,     JUNE 30,     JUNE 29,
                                   1992         1993         1994         1995         1996         1996         1997
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARES(4)
  Income from continuing
    operations................. $     1.22   $     1.24   $     1.47   $     1.10   $     1.91   $     0.65   $     2.42
  Net gain on sale of
    discontinued BIS
    operations(1)(3)...........                                              0.54         0.89
  Income/(Loss) from
    discontinued BIS
    operations(1)..............       0.10         0.10         0.10         0.03        (0.05)        0.01        (0.01)
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income before cumulative
    effect of changes in
    accounting principles......       1.32         1.34         1.57         1.67         2.75         0.66         2.41
  Cumulative effect of changes
    in accounting
    principles(2)..............      (0.95)                                 (0.07)
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income(3).................. $     0.37   $     1.34   $     1.57   $     1.60   $     2.75   $     0.66   $     2.41
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
Ratio of Earnings to Fixed
  Charges(5)...................        3.8          4.4          5.2          3.2          4.0          2.9         10.7
BALANCE SHEET DATA (AT PERIOD
  END):
  Working Capital.............. $   55,669   $   (5,180)  $    2,163   $   65,280   $   21,157   $   72,861   $   51,584
  Total Assets.................  2,431,307    2,399,067    2,414,520    2,966,998    2,863,791    3,004,514    4,744,290
  Total Debt(6)................    560,245      451,075      411,504    1,013,850      821,335    1,054,056    1,829,280
  Shareholders' Equity(6)(7)... $1,181,812   $1,243,169   $1,224,654   $1,110,970   $1,131,508   $1,095,810   $1,763,678

---------------
(1) On October 1, 1997, the Company entered into an agreement to sell KRII, the archival information services subsidiary of the Company's BIS Division, to M.A.I.D, a London-based supplier of business information to business professionals worldwide, for approximately $420 million. On April 4, 1997 when the Company announced its intention to divest KRII, the announcement resulted in the BIS Division (except Technimetrics Inc., the operations of which are not material) being reclassified as a discontinued operation. See "Recent Developments".

(2) For 1992, the cumulative effect of changes in accounting principles represents adjustments from the implementation of FAS 109 -- Accounting for Income Taxes and FAS 106 -- Accounting for Postretirement Benefits Other Than Pensions. For 1995, the cumulative effect of changes in accounting principles represents adjustments from the implementation of FAS
    116 -- Accounting for Contributions Received and Contributions Made.

(3) Net income in 1995 includes the gain from the sale of the Journal of Commerce. Net income in 1996 includes gains from the sale of Knight-Ridder Financial, Inc. and from the sale of the Company's holdings in Netscape Communications Corporation net of adjustments in the carrying value of certain other investments. Net income for the six months ended June 29, 1997 includes the gain from the sale of most of the Company's cable investments.

(4) All share information has been restated to reflect the two-for-one stock split in the form of a 100% stock dividend declared in July 1996.

(5) The ratio of earnings to fixed charges is computed by dividing earnings (as adjusted to remove fixed charges and undistributed equity income from unconsolidated subsidiaries) by fixed charges for the period. Fixed charges include interest on debt (before capitalized interest), the interest component of rental expense, the proportionate share of interest expense on guaranteed debt of certain equity method investees and on debt of 50%-owned companies.

(6) The Company incurred indebtedness to finance its $360 million purchase of Contra Costa in October 1995 and to finance repurchases of its Common Stock. Repurchases in market transactions approximated (i) 1.5 million shares at a cost of approximately $40.7 million in

    1993, (ii) 5.0 million shares at a cost of approximately $137.0 million in 1994, (iii) 11.5 million shares at a cost of approximately $319.4 million in 1995, (iv) 6.2 million shares at a cost of approximately $221.8 million in 1996 (2.1 million shares of which were repurchased at a cost of approximately $74.4 million during the six months ended June 30, 1996) and
    (v) 6.5 million shares at a cost of approximately $264 million for the six months ended June 29, 1997.

(7) The decline in shareholders' equity in 1994 and 1995 resulted from the repurchases of Common Stock by the Company referred to in note (6) above.

                      DESCRIPTION OF NOTES AND DEBENTURES

     The 6.625% Notes due November 1, 2007 (the "Notes") and 7.15% Debentures due November 1, 2027 (the "Debentures") are each a series of Debt Securities (as described in the accompanying Prospectus to which this Prospectus Supplement relates as "Offered Debt Securities"). The following description of the particular terms of the Notes and Debentures offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which reference is hereby made. Capitalized terms used herein and not defined herein shall have the meanings given to them in the accompanying Prospectus or in the Indenture referred to herein.

GENERAL

     The Notes and Debentures will be issued under an indenture (the "Indenture"), to be entered into between the Company and The Chase Manhattan Bank, as trustee (the "Trustee"), and will each be limited to $100,000,000 aggregate principal amount. The Notes will mature on November 1, 2007. The Debentures will mature on November 1, 2027. The Notes and Debentures will be issued only in registered form in denominations of $1,000 and integral multiples thereof.

     The Notes and Debentures will not be subject to any sinking fund.

     The Notes and Debentures will bear interest at the respective rates set forth on the cover page of this Prospectus Supplement from November 1, 1997, or the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on November 1 and May 1 of each year, commencing May 1, 1998, to persons in whose names the Notes and Debentures are registered at the close of business on the next preceding October 15 or April 15, respectively, as applicable.

     So long as the Notes and Debentures are each represented by a global certificate, the interest payable on the Notes and Debentures will be paid to Cede & Co., the nominee of DTC, as Depository (the "Depository"), or its registered assigns as the registered owner of the global certificate, by wire transfer of immediately available funds on each of the applicable interest payment dates, not later than 2:30 p.m. Eastern Standard Time. If either the Notes or Debentures are no longer represented by a global certificate, payment of interest may, at the option of the Company, be made by check mailed to the address of the person entitled thereto. No service charge will be made for any transfer or exchange of Notes and Debentures but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

OPTIONAL REDEMPTION

     The Notes and Debentures are redeemable, in whole or in part, at any time at the option of the Company at redemption prices equal to the greater of (i) 100% of the principal amount of such Notes and/or Debentures or (ii) as determined by a Reference Treasury Dealer (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus in each case accrued interest thereon to the date of redemption.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, plus 0.15%.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes and Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes and Debentures. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed as such by the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (A) the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Treasury Reference Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means Goldman, Sachs & Co. and their respective successors, provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes and Debentures to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes and Debentures or portions thereof called for redemption.

BOOK-ENTRY SYSTEM

     Upon issuance, the Notes and Debentures will each be represented by one or more global certificates (a "Global Note"). Each such Global Note will be deposited with, or on behalf of, the Depository and registered in the name of Cede & Co., the nominee of the Depository.

     The Depository has advised the Company as follows: The Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities of its participating organizations ("Participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its Participants through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. The Depository's Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depository. The Depository is for example owned by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to the Depository and its Participants are on file with the Securities and Exchange Commission.

     Ownership of beneficial interests in the Notes and Debentures will be limited to Participants or persons that may hold interests through Participants. The Depository has advised the Company that upon the issuance of the Global Note representing the Notes or Debentures, the Depository will credit, on its book-entry registration and transfer system, the Participants' accounts with the respective principal amounts of the Notes and/or Debentures, as the case may be, beneficially owned by such Participants. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the

Depository (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons holding through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability of certain persons to own, transfer or pledge beneficial interests in the Global Note.

     So long as the Depository, or its nominee, is the registered owner of a Global Note, the Depository or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes and/or Debentures, as the case may be, represented by such Global Note for all purposes under the Indenture. Except as provided herein, owners of beneficial interests in a Global Note will not be entitled to have the Notes and/or Debentures, as the case may be, represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of the Notes and Debentures in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depository and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in such a Global Note desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depository would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Payment of principal of, and premium, if any, and interest on, the Notes and/or Debentures, as the case may be, registered in the name of the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the Holder of the Global Note representing such Notes and/or Debentures, as the case may be. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depository, upon receipt of any payment of principal, premium, if any, or interest in respect of a Global Note, will credit the accounts of the Participants with payment in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of the Depository. The Company also expects that payments by Participants to owners of beneficial interests in a Global Note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants.

     Unless and until it is exchanged in whole or in part for certificated Notes and/or Debentures, as the case may be, in definitive form, each Global Note may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor depository or a nominee of such successor depository.

     If (x) the Depository is at any time unwilling or unable to continue as Depository or the Depository ceases to be a clearing agency registered under the Exchange Act, (y) an Event of Default has occurred and is continuing with respect to the Notes and/or Debentures, as the case may be, or (z) there shall exist such circumstances, if any, in addition to or in lieu of the foregoing as have been specified for this purpose as contemplated by the Indenture, the Global Notes will be transferable or exchangeable for Notes and/or Debentures, as the case may be, in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples thereof. Such definitive Notes and/or Debentures, as the case may be, shall be registered in such name or names as the Depository shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depository from Participants with respect to ownership of beneficial interests in such Global Notes.

DEFEASANCE AND COVENANT DEFEASANCE

     The provisions of Article Thirteen of the Indenture relating to defeasance and covenant defeasance, which are described in the accompanying Prospectus, shall apply to the Notes and Debentures.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to Goldman, Sachs & Co. ("Goldman Sachs"), and Goldman Sachs have agreed to purchase, the entire principal amount of the Notes and Debentures.

     Under the terms and conditions of the Underwriting Agreement, Goldman Sachs is committed to take and pay for all of the Notes and Debentures, if any are taken.

     Goldman Sachs proposes to offer the Notes and Debentures in part directly to the public at the respective initial public offering prices set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of .400% of the principal amount of the Notes and .500% of the principal amount of the Debentures. Goldman Sachs may allow, and such dealers may reallow, a concession not to exceed .250% of the principal amount of the Notes or Debentures to certain brokers and dealers. After the Notes and Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by Goldman Sachs.

     The Notes and Debentures are new issues of securities with no established trading market. The Company has been advised by Goldman Sachs that Goldman Sachs intends to make markets in the Notes and Debentures, but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes and Debentures.

     In connection with the offering, Goldman Sachs may purchase and sell the Notes and Debentures in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by Goldman Sachs in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes and Debentures and short positions created by Goldman Sachs involve the sale by Goldman Sachs of a greater number of Notes and Debentures than they are required to purchase from the Company in the offering. Goldman Sachs also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes and Debentures sold in the offering may be reclaimed by Goldman Sachs if such Notes and Debentures are repurchased by Goldman Sachs in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes and Debentures, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Settlement for the Notes and Debentures will be made in immediately available funds and all secondary trading in the Notes and Debentures will settle in immediately available funds.

     The Company has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act of 1933.

                              KNIGHT-RIDDER, INC.
                                DEBT SECURITIES
                            ------------------------

     Knight-Ridder, Inc. (the "Company" or "Knight-Ridder") may, from time to time, offer up to $500,000,000 aggregate principal amount (or the equivalent thereof in one or more currencies, including composite currencies, or currency units, if other than U.S. dollars) of its debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities") as separate series, in amounts, at prices and on terms to be determined at the time of sale and to be set forth in supplements to this Prospectus (each a "Prospectus Supplement"). The Debt Securities may be sold to underwriters, to or through dealers, acting as principals for their own account or acting as agents, or directly to other purchasers. These underwriters, dealers and agents may include Goldman, Sachs & Co. ("Goldman Sachs") or may be a group of underwriters represented by firms including Goldman Sachs. See "Plan of Distribution".

     The terms of the Debt Securities, including where applicable the specific designation, aggregate principal amount, currency or currencies of denomination and payment, maturity, rate (which may be fixed or variable) and time of payment of interest, if any, purchase price, any terms for redemption at the option of the Company or the holder, any terms for conversion into or exchange for other securities, and any terms for sinking fund payments, and the names of any underwriters or agents, the principal amounts, if any, to be purchased by underwriters, the compensation, if any, of such underwriters or agents and any other terms in connection with the offering and sale of the Debt Securities in respect of which this Prospectus is being delivered, will be set forth in a Prospectus Supplement.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------
                              GOLDMAN, SACHS & CO.

                The date of this Prospectus is October 24, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Company's common stock, par value $.02 1/12 per share (the "Common Stock") is listed on such Exchange.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-7553) are incorporated by reference in this Prospectus:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1996.

          2. The Company's Current Report on Form 8-K dated January 10, 1997, relating to the sale of the Company's cable interests.

          3. The Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 1997.

          4. The Company's Current Report on Form 8-K dated May 9, 1997, in the form filed on May 22, 1997, relating to the acquisition of ABC Media, Inc., now known as Cypress Media, Inc. ("Cypress"), excluding financial statements.

          5. The Company's Current Report on Form 8-K/A#1 dated May 9, 1997, in the form filed on July 22, 1997, relating to the acquisition of Cypress, including financial statements.

          6. The Company's Quarterly Report on Form 10-Q for the six months ended June 29, 1997.

          7. The Company's Current Report on Form 8-K dated October 8, 1997, relating to the reclassification of the Company's financial statements due to the discontinuation of the Company's Business Information Services ("BIS") Division.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to the Corporate Secretary of Knight-Ridder, Inc., One Herald Plaza, Miami, Florida 33132 (telephone no. 305-376-3800) or to the Company, c/o Registration Department, Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, Attention: Donald T. Hansen (telephone no. 212-902-6686).

                                  THE COMPANY

     The Company is an information, advertising and communications company primarily engaged in newspaper publishing in the United States. The Company is also involved in newsprint manufacturing through two partnerships. In addition, although the Company also provides archival information services, management is currently in the process of divesting this business to focus on the Company's core newspaper business.

     On October 1, 1997, the Company entered into an agreement to sell Knight-Ridder Information, Inc., the archival information services subsidiary of its BIS Division, to M.A.I.D. plc ("M.A.I.D."), a London-based supplier of business information to business professionals worldwide, for approximately $420 million. This transaction is subject to certain conditions including approval by the stockholders of M.A.I.D., the admission by the London Stock Exchange of M.A.I.D. shares to be issued in connection with the transaction and the completion of M.A.I.D.'s financing arrangements.

     The Company publishes 36 daily newspapers, including the San Jose Mercury News, The Miami Herald, The Philadelphia Inquirer and Philadelphia Daily News, the Detroit Free Press, the Kansas City Star and the Ft. Worth Star-Telegram, and has daily newspaper printing plants in 36 cities located in 17 states. News, advertising and information from the Company reach more than 9.8 million readers daily and 13.4 million readers on Sunday, and the Company's internet services receive more than 400,000 page views per day. Its newspapers are dedicated to serving their respective communities with high quality and independent journalism. The Company has won 64 Pulitzer prizes, including 20 in the past ten years.

     The Company is in the process of selling five of its newspapers. These newspapers are: The (Long Beach, California) Press-Telegram, The (Gary, Indiana) Post-Tribune, The (Boca Raton, Florida) News, The (Milledgeville, Georgia) Union-Recorder and The Newberry (South Carolina) Observer.

     The principal executive offices of the Company are located at One Herald Plaza, Miami, Florida 33132 (telephone no. 305-376-3800). Unless the context otherwise requires, the terms "Knight-Ridder" and the "Company" refer to Knight-Ridder, Inc. and its consolidated subsidiaries.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable Prospectus Supplement, the net proceeds from the sale of Debt Securities offered hereby will be used for general corporate purposes, including refinancing of indebtedness, working capital increases, capital expenditures, share repurchases and possible future acquisitions.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general terms and provisions may not apply to the Offered Debt Securities will be described in the Prospectus Supplement relating to such Offered Debt Securities.

     The Debt Securities are to be issued under an indenture to be entered into by the Company and The Chase Manhattan Bank, as Trustee (the "Trustee"). The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference.

GENERAL

     The Indenture does not limit the amount of Debt Securities which may be issued thereunder. The Indenture provides that Debt Securities may be issued from time to time in one or more series. The Debt Securities will be unsecured obligations of the Company.

     The Prospectus Supplement relating to the particular Offered Debt Securities will describe the following terms of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates on which the Offered Debt Securities will mature; (4) the Person to whom any interest on the Offered Debt Securities will be payable, if other than the Person in whose name such Offered Debt Securities (or one or more Predecessor Securities) are registered on any Regular Record Date; (5) the rate or rates at which the Offered Debt Securities will bear interest, if any, whether such rate or rates will be fixed or variable, and the date or dates from which such interest will accrue; (6) the dates on which such interest will be payable and the Regular Record Dates for such Interest Payment Dates; (7) the place or places where principal of (and premium, if any) and interest, if any, on, the Offered Debt Securities will be payable; (8) any mandatory or optional sinking fund or analogous provisions or right of Holders to elect repurchase; (9) the date, if any, after which and the price or prices at which the Offered Debt Securities may be redeemed at the option of the Company or repurchased at the option of the Holders; (10) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities will be issuable; (11) the currency or currencies, including composite currencies, or currency units, in which payment of the principal of (or premium, if any) or interest, if any, on, any of the Offered Debt Securities will be payable if other than U.S. dollars; (12) if the amount of payments of principal of (or premium, if any) or interest, if any, on, the Offered Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (13) if the principal of (or premium, if any) or interest, if any, on, any of the Offered Debt Securities of the series is to be payable, at the election of the Company or a Holder thereof, in one or more currencies, including composite currencies, or currency units other than that or those in which such Offered Debt Securities are stated to be payable, the currency or currencies, including composite currencies, or currency units in which payment of the principal of (or premium, if any) or interest, if any, on, such Offered Debt Securities of such series as to which such election is made will be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount shall be determined); (14) the portion of the principal amount of the Offered Debt Securities, if other than the entire principal amount thereof, payable upon acceleration of maturity thereof; (15) whether all or any part of the Offered Debt Securities will be issued in the form of a permanent Global Security or Securities, as described under "-- Permanent Global Securities", and, if so, the depositary for, and other terms relating to, such permanent Global Security or Securities; (16) any Event or Events of Default applicable with respect to the Offered Debt Securities in addition to or different from those provided in the Indenture; (17) any other covenant or warranty included for the benefit of the Offered Debt Securities in addition to (and not inconsistent with) those included in the Indenture for the benefit of Debt Securities of all series, or any other covenant or warranty included for the benefit of the Offered Debt Securities in lieu of any covenant or warranty included in the Indenture for the benefit of Debt Securities of all series, or any combination of such covenants, warranties or provisions; (18) any restriction or condition on the transferability of the Offered Debt Securities;
(19) if not determinable prior to the date the Offered Debt Securities mature, the amount which shall be deemed to be the principal amount of such Offered Debt Securities as of maturity for all purposes and the method of determining such amount; (20) if applicable, that such Offered Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the Indenture described under "-- Defeasance and Covenant Defeasance"; (21) any authenticating or paying agents, registrars, conversion agents or any other agents with respect to the Offered Debt Securities; (22) the terms, if any, on which the Offered Debt Securities may be converted into or exchanged for stock or other securities of the Company or other entities, any specific terms relating to the adjustment thereof and the period during which such Offered Debt Securities may be so converted or exchanged; and (23) any other specific terms or provisions of the Offered Debt Securities not inconsistent with the Indenture. Unless otherwise indicated in the applicable Prospectus Supplement, principal of (and premium, if any) and interest, if any, on, the Offered Debt Securities will be payable, and transfers of the Offered Debt Securities will be registrable, at the office or agency of the Company in New York, New York, which on the date hereof is the Corporate Trust Office of the Trustee located at 450 West 33rd Street, New York, New York 10001; provided, that at the option of the Company payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register. (Sections 301, 305 and 1002)

     Unless otherwise indicated in the applicable Prospectus Supplement, the Offered Debt Securities will be issued only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

     Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Special Federal income tax and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto.

     If the Debt Securities are denominated, in whole or in part, in any currency other than U.S. dollars, if the principal of (and premium, if any) and interest, if any, on, the Debt Securities are, at the election of the Company or a Holder thereof, to be payable in a currency or currencies, or currency units, other than that in which such Debt Securities are to be payable, or if any index is used to determine the amount of payments of principal of (or premium, if any) or interest, if any, on, any series of the Debt Securities, special Federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto.

     The Indenture does not contain any provisions that would provide protection to Holders of the Debt Securities against a sudden and dramatic decline in credit quality of the Company resulting from any takeover, recapitalization or similar restructuring or from other highly leveraged transactions.

PERMANENT GLOBAL SECURITIES

     The Debt Securities of a series may be issued in the form of one or more permanent Global Securities that will be deposited with the Depositary or its nominee. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. The Prospectus Supplement relating to such series of Debt Securities will describe the circumstances, if any, under which beneficial owners of interests in any such permanent Global Security or Securities may exchange such interests for Debt Securities of such series of like tenor and principal amount in any authorized form and denomination. Unless and until it is exchanged, in whole or in part, for Debt Securities in definitive registered form, a permanent Global Security may not be registered for transfer or exchange except in the circumstances described in the applicable Prospectus Supplement. (Sections 204 and 305)

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a permanent Global Security and a description of the Depositary will be contained in the applicable Prospectus Supplement.

RESTRICTIVE COVENANTS

     Restriction upon Mortgages. The Indenture provides that the Company will not, nor will it permit any Subsidiary (as defined below) to, issue, assume or guarantee any debt for money borrowed (herein referred to as "Debt") if such Debt is secured by a Mortgage upon any Principal Property (as defined below) or on any shares of stock or indebtedness of any Restricted Subsidiary (as defined below) (whether such Principal Property, shares of stock or indebtedness is now owned or hereafter acquired) without in any such case effectively providing that the Debt Securities of any series Outstanding which are entitled to the benefits of such provision of the Indenture (together with, if the Company shall so determine, any other indebtedness of or guaranteed by the Company or such Restricted Subsidiary entitled thereto, subject to applicable priority of payment) shall be secured equally and ratably with or prior to such Debt, except that the foregoing restriction shall not apply to: (i) Mortgages on property, shares of stock or indebtedness of or guaranteed by any corporation existing at the time such corporation becomes a Restricted Subsidiary; (ii) Mortgages on property existing at the time of acquisition thereof, or Mortgages on property which secure the payment of the purchase price of such property, or Mortgages on property which secure Debt incurred or guaranteed for the purpose of financing the purchase price of such property or the construction of such property (including improvements to existing property), which Debt is incurred or guaranteed within 180 days after such acquisition or completion of such construction or commencement of full operation of such property; (iii) Mortgages securing Debt owing by any Restricted Subsidiary to the Company or to a Restricted Subsidiary; (iv) Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a purchase, lease or other acquisition of the properties of a corporation or other person as an entirety or substantially as an entirety by the Company or a Restricted Subsidiary; (v) Mortgages on property of the Company or a Restricted Subsidiary in favor of the United States of America or any State thereof or any department, agency, instrumentality or political subdivision thereof, or in favor of any other country, or any political subdivision thereof, to secure certain payments pursuant to any contract or statute or to secure any indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Mortgages (including, but not limited to, Mortgages incurred in connection with pollution control, industrial revenue or similar financings); (vi) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Mortgage referred to in the foregoing clauses (i) to (v), inclusive; (vii) certain statutory liens or other similar liens arising in the ordinary course of business of the Company or a Restricted Subsidiary, or certain liens arising out of governmental contracts; (viii) certain pledges, deposits or liens made or arising under worker's compensation or similar legislation, self-insurance arrangements or in certain other circumstances; (ix) certain liens in connection with legal proceedings, including certain liens arising out of judgments or awards; (x) liens for certain taxes or assessments, landlord's liens, leases made, or existing on property acquired, in the ordinary course of business and liens and charges incidental to the conduct of the business, or the ownership of the property and assets, of the Company or a Restricted Subsidiary, which were not incurred in connection with the borrowing of money and which do not, in the opinion of the Company, materially impair the use of such property in the operation of the business of the Company or such Restricted Subsidiary or the value of such property for the purposes thereof; and (xi) Mortgages on any property created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying property, whether directly or indirectly, by way of share disposition or otherwise; provided, that the Company must have disposed of such property within 180 days after the creation of such Mortgages and that any Debt secured by such Mortgages shall be without recourse to the Company or any Subsidiary. Notwithstanding the above, the Company and one or more Subsidiaries may, without securing the Debt Securities, issue, assume or guarantee secured Debt which would otherwise be subject to the foregoing restrictions; provided, that after giving effect thereto the aggregate amount of such Debt then outstanding (not including secured Debt permitted under the foregoing exceptions) at such time does not exceed 15% of the shareholders' equity of the Company and its Subsidiaries as of the end of the latest fiscal year. (Section 1007)

     Restriction upon Sale and Leaseback Transactions. Sale and leaseback transactions (except such transactions involving leases for less than three years, leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or leases of a Principal Property entered into within 120 days after the latest of the acquisition, completion of construction or commencement of full operation of such Principal Property) by the Company or any Restricted Subsidiary of any Principal Property shall be prohibited unless: (i) the Company or such Restricted Subsidiary would be entitled to issue, assume or guarantee Debt secured by the property involved at least equal in amount to the Attributable Debt (as defined below) in respect of such transaction without equally and ratably securing the Debt Securities of any series Outstanding which are entitled to the benefits of such provision of the Indenture; provided, that such Attributable Debt shall thereupon be deemed to be Debt subject to the provisions of the preceding paragraph, or (ii) an amount in cash equal to such Attributable Debt is applied to the retirement of funded Debt of the Company or a Restricted Subsidiary which Debt is not subordinated to the Debt Securities of any series Outstanding. (Section 1008)

     Certain Definitions. "Subsidiary" means any corporation of which more than 50% of the outstanding voting stock is owned by the Company or by the Company and one or more other Subsidiaries or by one or more other Subsidiaries. "Principal Property" means all land, buildings, machinery and equipment, and leasehold interests and improvements in respect of the foregoing, which would be reflected on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with United States generally accepted accounting principles, excluding all such tangible property located outside the United States of America and excluding any such property which, in the opinion of the Board of Directors set forth in a Board Resolution, is not material to the Company and its Subsidiaries consolidated. "Restricted Subsidiary" means any Subsidiary other than: (i) a Subsidiary substantially all of the physical properties of which are located, or substantially all the operations of which are conducted, outside the United States of America, or (ii) a Subsidiary which does not own or hold any Principal Property. "Attributable Debt" means the present value (discounted at an appropriate interest rate) of the obligation of a lessee for net rental payments during the remaining term of any lease. (Section 101)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that, unless the provisions of Article Thirteen are made inapplicable to the Debt Securities of any series pursuant to Section 301 of the Indenture, the Company may elect either (i) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust) ("defeasance") or (ii) to be released from its obligations with respect to such Debt Securities under Sections 1007 and 1008 of the Indenture (being the obligations described under "Restriction upon Mortgages" and "Restriction upon Sale and Leaseback Transactions", respectively) and any other covenants applicable to such Debt Securities which are subject to covenant defeasance and any omission to comply with such obligations shall not constitute an Event of Default with respect to Debt Securities of such series ("covenant defeasance"), upon the irrevocable deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay at maturity (or upon redemption, as the case may be) the principal of (and premium, if any) and interest, if any, on, such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service issued to the Company or published as a revenue ruling or on a change in applicable Federal income tax law occurring after the date of the Indenture. (Article Thirteen)

     In the event the Company effects covenant defeasance with respect to Debt Securities of any series and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (iv) under "-- Events of Default" with respect to Sections 1007 and 1008 of the Indenture and any other covenants applicable to such Debt Securities which are subject to covenant defeasance, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance with respect to the Debt Securities of a particular series.

EVENTS OF DEFAULT

     The following are Events of Default under the Indenture with respect to Debt Securities of any series: (i) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (ii) failure to pay principal of or premium, if any, on, any Debt Security of that series when due;
(iii) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (iv) failure to perform, or breach of, any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of series of Debt Securities other than that series), continued for 90 days after written notice as provided in the Indenture; (v) certain events of bankruptcy, insolvency or reorganization; and
(vi) any other Event of Default provided with respect to Debt Securities of that series. (Section 501) If an Event of Default (other than an Event of Default specified in clause (v) or (vi) above) with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 50% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. If an Event of Default specified in clause (v) or (vi) above with respect to Debt Securities of any series at the time Outstanding occurs, the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series shall automatically, and without declaration or other action on the part of the Trustee or any Holder, become immediately due and payable. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

     The Indenture provides that the Trustee will be under no obligation, subject to the duty of the Trustee during default to act with the required standard of care, to exercise any of the rights or powers vested in it under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series; provided, that such direction shall not be in conflict with any rule of law or the Indenture. (Section 512)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1009)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby: (i) change the Stated Maturity of the principal of, or any installment of principal of, or interest, if any, on, any Debt Security, (ii) reduce the principal amount of, or the premium (if any) or interest, if any, on, any Debt Security, (iii) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (iv) change the place or currency of payment of principal of (or premium, if any) or interest, if any, on, any Debt Security, (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security or (vi) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

     The Holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with any term, provision or condition set forth in certain covenants provided for the benefit of such Holders. (Section 1010) The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) or interest, if any, on, any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 513)

CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

     The Company, without the consent of any Holders of Outstanding Debt Securities, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any corporation or may acquire or lease the assets of any person; provided, that the corporation formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is organized under the laws of any United States jurisdiction and expressly assumes the Company's obligations with respect to the Debt Securities and under the Indenture, that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing, and that certain other conditions are met. (Section 801)

CONCERNING THE TRUSTEE

     The Company maintains deposit accounts and banking and borrowing relations with the Trustee, including the Company's revolving credit agreements, under which the Trustee is both a lending bank and the agent for the other lending banks. As of September 30, 1997, the Company had no outstanding borrowings under such revolving credit agreements. The Trustee is the issuing and paying agent for the Company's commercial paper borrowings and serves as registrar and transfer agent for the Company's Common Stock.

     The Trustee is also trustee of the 6.30% Senior Notes due 2005, the 8 1/2% Amortizing Notes due 2001 and the 9 7/8% Debenture due 2009 (collectively, the "Other Indenture Securities"), issued pursuant to an Indenture, dated as of February 15, 1986, as supplemented by the First Supplemental Indenture, dated as of April 15, 1989, each between the Company and the Trustee (as successor to Manufacturers Hanover Trust Company). Pursuant to the Trust Indenture Act of 1939, as amended, should a default occur with respect to either the Debt Securities or the Other Indenture Securities, the Trustee would be required to resign as Trustee with respect to the Debt Securities or the Other Indenture Securities within 90 days of such default unless such default were cured, duly waived or otherwise eliminated.

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through underwriters and also may sell Debt Securities directly to other purchasers or through agents. Such underwriters may include one or more of Goldman Sachs, or a group of underwriters represented by firms including Goldman Sachs. Goldman Sachs may also act as agent.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize dealers, acting as the Company's agents, to solicit offers to purchase the Offered Debt Securities upon the terms and conditions set forth in any Prospectus Supplement.

     In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in a Prospectus Supplement relating to the Offered Debt Securities.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents which participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Act.

     The Debt Securities are a new issue of securities with no established trading market. In the event that Debt Securities of a series offered hereunder are not listed on a national securities exchange, certain broker-dealers may make a market in the Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Debt Securities of any series or as to the liquidity of the trading market for the Debt Securities.

     Goldman Sachs performs various investment banking services for the Company and the Company sells its commercial paper to or through Goldman Sachs. John L. Weinberg, Senior Chairman and former Senior Partner of Goldman Sachs, is a director of the Company and serves as Chairman of the Compensation Committee of the Company's Board of Directors. Certain of the other underwriters and their associates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

                          VALIDITY OF DEBT SECURITIES

     Unless otherwise indicated in the Prospectus Supplement relating to Offered Debt Securities, the validity of the Offered Debt Securities will be passed upon for the Company by Cristina L. Mendoza, Esq., Vice President and General Counsel of the Company, and for the underwriters or agents, as the case may be, by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. Sullivan & Cromwell will rely as to all matters of Florida law upon the opinion of Cristina
L. Mendoza, Esq.

                                    EXPERTS

     The consolidated financial statements of Knight-Ridder, Inc. and subsidiaries, appearing in or incorporated by reference in Knight-Ridder, Inc.'s Annual Report (Form 10-K) have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

======================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS NOR THE PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------
                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                       PAGE
                                       -----
Forward Looking Statements...........    S-2
The Company..........................    S-2
Recent Developments..................    S-2
Use of Proceeds......................    S-4
Capitalization.......................    S-5
Selected Financial Information.......    S-6
Description of Notes and Debentures..    S-9
Underwriting.........................   S-12
                 PROSPECTUS
Available Information................      2
Incorporation of Certain Documents by
  Reference..........................      2
The Company..........................      3
Use of Proceeds......................      3
Description of Debt Securities.......      4
Plan of Distribution.................     10
Validity of Debt Securities..........     11
Experts..............................     11

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                                  $200,000,000

                              KNIGHT-RIDDER, INC.

                                  $100,000,000
                       6.625% NOTES DUE NOVEMBER 1, 2007
                                  $100,000,000
                     7.15% DEBENTURES DUE NOVEMBER 1, 2027
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                              [KNIGHT-RIDDER LOGO]

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                              GOLDMAN, SACHS & CO.
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